Exhibit 2.3

                                           Charles H. Crockett
                                           Assistant Secretary

                                           FOR IMMEDIATE RELEASE
                                           July 26, 1994



       HANNAFORD BROS. CO. COMPLETES WILSON'S ACQUISITION


SCARBOROUGH, MAINE; Hannaford Bros. Co. (NYSE-HRD), announced today that it has consummated its acquisition of Wilson's Supermarkets, a privately-held company based in Wilmington, North Carolina. Hannaford's execution of an agreement to purchase Wilson's was announced on June 22, 1994.

The purchase of Wilson's includes the company's 20 supermarkets in North and South Carolina, five additional store sites, three of which are now under construction, and several shopping centers. Acquisition of this chain provides Hannaford the opportunity to diversify geographically and to secure a portion of the market in a growing and vibrant region of the country.

Hannaford has purchased all of the capital stock of Boney Wilson & Sons, Inc., the operator of the Wilson's stores, and will continue the stores' operations through that wholly-owned subsidiary.

Hannaford is now a multi-regional retail food distributor with an estimated $2.3 billion in annual sales and nearly 17,000 employees in Northern New England, New York, North Carolina and South
Carolina.